SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			12,599,581		0.0802	0.0802

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	05	97,761	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	10	570,725	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	15	1,897	0.0000	0.00
Shares	Common	Direct with the Company	Conversion in ADRs	17	3,337	0.0000	0.00
			Total Conversion ADRs (Out)		673,720		0.00
Shares	Common	Direct with the Company	Exerc Options	04	128,205	11.97200	1,534,870.26
Shares	Common	Direct with the Company	Exerc Options	04	43,250	3.28096	141,901.52
Shares	Common	Direct with the Company	Exerc Options	04	67,675	5.36760	363,252.33
Shares	Common	Direct with the Company	Exerc Options	04	42,000	6.95880	292,269.60
Shares	Common	Direct with the Company	Exerc Options	04	78,955	8.72400	688,803.42
Shares	Common	Direct with the Company	Exerc Options	04	30,125	9.35960	281,957.95
Shares	Common	Direct with the Company	Exerc Options	15	55,850	11.97200	668,636.20
Shares	Common	Direct with the Company	Exerc Options	22	45,950	1.25284	57,568.00
Shares	Common	Direct with the Company	Exerc Options	22	44,950	1.45648	65,468.78
Shares	Common	Direct with the Company	Exerc Options	22	34,050	3.28096	111,716.69
			Total Sell		571,010		4,206,444.75

Shares	Common	Direct with the Company	Plan of Shares Acquisition	04	160,341	19.03	3,051,289.23
Shares	Common	Direct with the Company	Plan of Shares Acquisition	15	33,873	19.74	668,653.02
			Total Buy		194,214		3,719,942.25

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			11,549,065		0.0735	0.0735

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In May 2017:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	05	97,761	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	10	570,725	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	15	1,897	0.0000	0.00
ADR (*)	Common	Direct with the Company	Conversion in ADRs	17	3,337	0.0000	0.00
			Total Conversion ADRs (In)		673,720		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	05	94,414	5.92	558,935.92
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	15	2,928	6.33	18,535.72
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	17	26,413	6.23	164,553.20
			Total Buy		123,755		742,024.84

ADR (*)	Common	Direct with the Company	Exerc Options	05	53,350	3.094000	165,064.90
ADR (*)	Common	Direct with the Company	Exerc Options	05	33,925	1.676000	56,858.30
ADR (*)	Common	Direct with the Company	Exerc Options	05	67,400	2.862800	192,952.72
ADR (*)	Common	Direct with the Company	Exerc Options	05	37,500	3.841600	144,060.00
ADR (*)	Common	Direct with the Company	Exerc Options	10	54,275	1.296383	70,361.19
ADR (*)	Common	Direct with the Company	Exerc Options	10	292,550	0.000000	0.00
ADR (*)	Common	Direct with the Company	Exerc Options	10	135,825	1.178444	160,062.16
ADR (*)	Common	Direct with the Company	Exerc Options	10	88,075	2.282458	201,027.49
ADR (*)	Common	Direct with the Company	Exerc Options	15	4,825	3.841600	18,535.72
ADR (*)	Common	Direct with the Company	Exerc Options	17	29,750	5.531200	164,553.20
			Total Sell		797,475		1,173,475.68

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

1.       When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

2.       Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

3.       Quantity multiplied by price.

(*) Each ADR is equivalent to 1 (one) share.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer